SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on January 11, 2024.

BUENOS AIRES, ARGENTINA – January 11, 2024 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), announces that it has issued notes in the local capital markets for a total amount equivalent to USD 64.2 million according to the following information:

Series XLIII Notes

Amount Offered: ARS 32,774,359,231
Amount to be Issued: ARS  19,886,023,585
Currency: Argentine Pesos
Interest Rate: BADLAR + 0%
Issuance and Settlement Date: January 17, 2024
Maturity Date: January 17, 2025
Issuance Price: 100.00% Face Value
Interest payments: Quartely starting on April 17, 2024
Principal amortization: Bullet at maturity

Series XLIV Notes

Amount Offered: USD 56,243,575
Amount to be Issued: USD 39,765,830
Currency: USD
Interest Rate: 6%
Issuance and Settlement Date:  January 17, 2024
Maturity Date:  January 17, 2027
Issuance Price: 100.00% Face Value
Interest payments: Semiannually starting on July 17, 2024
Principal amortization:  Bullet at maturity

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
January 12, 2024